Imposition of Fine by the Fair Trade Commission

1. Date fined: September 15, 2005.

2. Due date for payment: Not decided.

3. Details:

A. Total shareholders’ equity (unconsolidated) of KT Corporation as of December 31, 2004:

7,446,513,000,000 won.

B. Total amount of fine: 23,870,000,000 won.

C. Ratio of fine to shareholders’ equity: 0.32

4. Imposition authority: The Fair Trade Commission.

5. Reasons for fine: Collusion among the telecommunication service providers in domestic long distance and international telephone markets

6. Proposed action plan: KT Corporation plans to file for judicial review of administrative action.

7. Others : The fair trade commission did not impose fine on broadband service.